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                 June 6, 2022

       Richard Palmer
       Chief Executive Officer
       Global Clean Energy Holdings, Inc.
       2790 Skypark Drive
       Suite 105
       Torrance, California 90505

                                                        Re: Global Clean Energy
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 1, 2022
                                                            File No. 333-265332

       Dear Mr. Palmer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Calvin Cheng